November 6, 2007
Corporate Relationship
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai- 400 001.

Ref : Script Code — 500900
Dear Sirs,

Sub: Corporate Announcement
Sterlite Industries (India) Limited (the “Company”) announces that it intends to participate in projects relating to the generation of coal based thermal power and other ancillary activities. The Company currently intends to develop these projects through its subsidiary Sterlite Energy Limited (“Sterlite Energy”). These power projects are expected to include ultra mega power projects or other projects announced by the Government of India or any State Government and/or corporation and other projects independently developed by Sterlite Energy aggregating to an installed capacity of up to 10,000 MW. Sterlite Energy is considering financing options for these projects, including the issuance of equity and the incurrence of debt. The majority of these projects, if awarded and approved are expected to be commissioned over the next five years.
Thanking you,
Yours faithfully,
For Sterlite Industries (India) Limited
Tarun Jain
Whole Time Director

Regd. Office : SIPCOT Industrial Complex, Madurai By Pass Road, T V Puram P.O., Tuticorin — 628 002, Tamil Nadu, India.

November 6, 2007
National Stock Exchange of India Limited
“Exchange Plaza”
Bandra — Kurla Complex
Bandra (East)
Mumbai — 400 05l

Ref:	Symbol — STER

Series — EQ
Dear Sirs,
Sub: Corporate Announcement
Sterlite Industries (India) Limited (the “Company”) announces that it intends to participate in projects relating to the generation of coal based thermal power and other ancillary activities. The Company currently intends to develop these projects through its subsidiary Sterlite Energy Limited (“Sterlite Energy”). These power projects are expected to include ultra mega power projects or other projects announced by the Government of India or any State Government and/or corporation and other projects independently developed by Sterlite Energy aggregating to an installed capacity of up to 10,000 MW. Sterlite Energy is considering financing options for these projects, including the issuance of equity and the incurrence of debt. The majority of these projects, if awarded and approved are expected to be commissioned over the next five years.
Thanking you,
Yours faithfully,
For Sterlite Industries (India) Limited
Tarun Jain
Whole Time Director

Regd. Office : SIPCOT Industrial Complex, Madurai By Pass Road, T V Puram P.O., Tuticorin — 628 002, Tamil Nadu, India.